January 15, 2014

VIA EDGAR CORRESPONDENCE

Loan Lauren P. Nguyen, Esq.

Special Counsel

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	New Media Investment Group Inc.

Form S-1

Filed December 9, 2013

File No. 333-192736

Dear Ms. Nguyen:

On behalf of New Media Investment Group Inc. (the “Company”), set forth below are responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter dated January 6, 2014, with respect to the above-referenced Registration Statement on Form S-1 (the “Registration Statement”) as filed on December 9, 2013.

The Company has filed today via EDGAR submission this letter and the accompanying Amendment No. 1 to the Registration Statement and other exhibits thereto. Capitalized terms used but not defined in this letter have the meanings assigned to them in the Registration Statement.

For your convenience, the text of the Staff’s comments is set forth in bold below, followed in each case by the Company’s response. Unless otherwise indicated, all page references in the responses set forth below are to the Registration Statement.

General

1.	Prior to printing and distribution of the information statement, please provide us mockups of any pages that include any additional pictures or graphics to be presented. Accompanying captions, if any, should also be provided. We may have comments after reviewing the materials.

Response

The Company respectfully informs the Staff that it does not currently intend to include any pictures or graphics in the Prospectus. However, in the event that it decides to do so, the Company will provide such pictures or graphics to the Staff prior to printing and distribution.

Loan Lauren P. Nguyen, Esq.

Securities and Exchange Commission

January 15, 2014

Summary, page 7

Our Company, page 7

2.	Please disclose the company’s net loss for the most recent period in this section. Please also disclose this in the Business section on page 114.

Response

In response to the Staff’s comment, the Company has moved its net loss disclosure from page 8 to page 7 and has updated its disclosure on page 116, as set forth below.

The newspaper industry has experienced declining revenue and profitability over the past several years due to, among other things, advertisers’ shift from print to digital media and general market conditions. GateHouse, our predecessor, was affected by this trend and experienced net losses of $160.8 million during the nine month period ended September 29, 2013 and $29.8 million during the fiscal year ended December 30, 2012.

Risk Factors, page 32

3.	We note that your financing instruments contain covenants. In light of the recent restructuring, please disclose this in a risk factor, including a discussion of any risk of non-compliance.

Response

In response to the Staff’s comment, the Company has included a new risk factor on page 33, as set forth below.

The Local Media Credit Facility and New Credit Facilities contain covenants that restrict our operations and may inhibit our ability to grow our business and increase revenues.

The Local Media Credit Facility and New Credit Facilities contain restrictions, covenants and representations and warranties that apply to us. If we fail to comply with any of these covenants or breach these representations or warranties in any material respect, such noncompliance would constitute a default under the Local Media Credit Facility and New Credit Facilities (subject to applicable cure periods), and the lenders could elect to declare all amounts outstanding under the agreements related thereto to be immediately due and payable and enforce their respective interests against collateral pledged under such agreements.

Loan Lauren P. Nguyen, Esq.

Securities and Exchange Commission

January 15, 2014

The covenants and restrictions in the Local Media Credit Facility and New Credit Facilities generally restrict our ability to, among other things:

•	incur or guarantee additional debt;

•	make certain investments or acquisitions;

•	transfer or sell assets;

•	make distributions on common stock;

•	create or incur liens; and

•	enter into transactions with affiliates.

The restrictions described above may interfere with our ability to obtain new or additional financing or may affect the manner in which we structure such new or additional financing or engage in other business activities, which may significantly limit or harm our results of operations, financial condition and liquidity. A default and any resulting acceleration of obligations could also result in an event of default and declaration of acceleration under our other existing debt agreements. Such an acceleration of our debt would have a material adverse effect on our liquidity and our ability to continue as a going concern. A default could also significantly limit our alternatives to refinance both the debt under which the default occurred and other indebtedness. This limitation may significantly restrict our financing options during times of either market distress or our financial distress, which are precisely the times when having financing options is most important. For more information regarding the covenants and requirements discussed above, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Indebtedness.”

Material U.S. Federal Income Tax Consequences of the Distribution, page 55

4.	Please revise to refer to this section as a discussion of the material tax consequences rather than as a “summary.”

Response

In response to the Staff’s comment, the Company has revised each reference to “summary” to “discussion” on pages 56 and 61.

Loan Lauren P. Nguyen, Esq.

Securities and Exchange Commission

January 15, 2014

5.	Please name tax counsel in this section.

Response

The Company respectfully informs the Staff that, in the experience of the Company’s counsel, the disclosure in this section (regarding a taxable distribution by a REIT and the tax consequences of owning stock in a U.S. corporation) is not customarily attributed to tax counsel in filings with the Commission. For example, similar disclosure was made in the following SEC filings, and tax counsel was only named where an opinion was provided with respect to REIT qualification (which is not applicable in the case of the Company): the Information Statement filed by Rouse Properties dated December 20, 2011; the Form S-1 filed by AudioEye, Inc. dated February 3, 2012; and the Form S-1 filed by Geo Point Resources, Inc. dated December 20, 2012. Accordingly, the Company has not modified this section to name tax counsel.

Unaudited Pro Forma Condensed Combined Financial Information, page 67

GateHouse Fresh-Start and Other Adjustments, page 68

6.	We note your disclosure on page 71 of the preliminary allocation of the reorganization value to the fair value of GateHouse’s assets and liabilities and the identified intangible assets pursuant to fresh start accounting. We also note that the fair values of the identifiable intangible assets such as mastheads, advertising relationships, and subscriber relationships, require adjustments to increase their fair value from the historical amount recorded as of September 30, 2013. In light of the fact that you recognized a $91 million impairment charge to intangible assets in the quarter ended September 30, 2013, please explain to us the reason for the significant increase the fair value amounts recorded for intangible assets in fresh start accounting. If different methods or approaches were used to determine fair value, please indicate the method or approach used and the reasons why you choose the method or approach used in each circumstance (i.e. ASC 360 and ASC 852).

Response

The Company respectfully informs the Staff that the increase in the fair value of the intangible assets pursuant to fresh start accounting in the unaudited pro forma condensed combined balance sheet relates to different intangible assets than those impaired in the quarter ended September 29, 2013. Specifically, the increase in the fair value primarily relates to the Company’s Large Dailies newspaper reporting unit, while the $91.6 million of impairment charge recorded in the third quarter 2013 relates to the Company’s Metro, Small Community and Directories reporting units. Consistent methodologies, inputs and assumptions were applied for the impairment assessment during the quarter ended September 29, 2013 and the estimation of the pro forma fresh start fair value adjustments. The Company has expanded the pro forma disclosure on page 73 to explain the fair value increases expected in the Company’s identifiable intangible assets upon emergence from Chapter 11, as set forth below.

Loan Lauren P. Nguyen, Esq.

Securities and Exchange Commission

January 15, 2014

The increase in the fair value of the intangible assets pursuant to fresh start accounting in the unaudited pro forma condensed combined balance sheet primarily relates to the Company’s Large Dailies reporting unit based on the valuation methodologies, operational outlook, growth rates, discount rates and attrition rates as described above.

The Company considered the filing of bankruptcy on September 27, 2013 to be an impairment triggering event for its intangible assets. As a result, for its amortized intangible assets (advertiser relationships, customer relationships, subscriber relationships, trade names and publication rights) the Company performed a recoverability test by comparing the sum of the estimated undiscounted future cash flows generated by the underlying intangible asset, or other appropriate grouping of assets, to its carrying value to determine whether an impairment existed at its lowest level of identifiable cash flows in accordance with ASC 360. For nonamortized intangible assets (goodwill and mastheads), the Company also performed an impairment analysis at the reporting unit level in accordance with ASC 350.

Based on such assessments, no impairment charge was recognized in the third quarter 2013 for intangible assets related to the Large Dailies reporting unit as the estimated fair value of the Large Dailies reporting unit and the sum of the estimated undiscounted future cash flows generated by the underlying intangible assets exceeded the respective carrying value. However, in the third quarter of 2013, the Company recorded an impairment charge of $68.6 million for advertiser relationships for the Metro and Small Community reporting units, an impairment charge of $19.1 million for subscriber relationships for the Metro and Small Community reporting units, an impairment charge of $2.1 million for customer relationships for the Metro reporting unit, and an impairment charge of $1.8 million for trade names and publication rights for the Directories reporting unit. Refer to Note 9, Goodwill and Intangible Assets to the GateHouse September 29, 2013 unaudited condensed consolidated financial statements. Due to the relatively short period of time between the third quarter impairment assessment and the estimation of pro forma fresh start fair value adjustments, the valuation methodologies, operational outlook, growth rates, discount rates and attrition rates as described above were consistently applied for both the impairment assessment and the estimation of fresh start fair value adjustments.

Gatehouse Effects of the Plan Adjustments, page 76

Footnote (c), page 78

7.	We note your disclosure that the deferred financing fee adjustments include the addition of the new deferred financing fees. Please revise footnote (c) to include disclosure of how you calculated or determined the new deferred financing fee amounts used in this adjustment.

Loan Lauren P. Nguyen, Esq.

Securities and Exchange Commission

January 15, 2014

Response

In response to the Staff’s comment, the Company has revised footnote (c) on page 80 to disclose how the amount of the new deferred financing fee was determined, as set forth below.

The Company expects to defer approximately $6.2 million of additional financing fees, as reflected in the unaudited pro forma condensed combined balance sheet, that are directly attributable to the receipt of proceeds from the New Credit Facilities. This amount includes arrangement fees, legal, appraisal and other related costs and was estimated based on closing costs of the New Credit Facilities. The following table presents the pro forma impact of the deferred financing fees associated with the New Credit Facilities and those associated with the Outstanding Debt.

	Year ended December 30, 2012	Nine months ended September 29, 2013
Total new deferred financing fees	$6,152	$6,152
Amortization period	5-6 years	5-6 years

New deferred financing fees	1,162	872
Elimination of deferred financing fees on Outstanding Debt	(1,255)	(771)

Total deferred financing fee adjustments	$(93)	$101

Management’s Discussion and Analysis of Financial Condition, page 86

Summary Disclosure About Contractual Obligations and Commercial Commitments, page 107

8.	We note your disclosure of your contractual cash obligations as of December 30, 2012.

In light of the $33 million Local Media credit facility and the $150 million New Credit Facilities entered into subsequent to December 30, 2012, we believe it would be useful to investors if you disclose a pro forma table of contractual obligations which includes these additional debt obligations. Please revise accordingly.

Response

In response to the Staff’s comment, the Company has revised its disclosure to include a pro forma table of contractual obligations on page 110, as set forth below.

As part of our ongoing operations, we enter into arrangements that obligate us to make future payments under contracts such as debt agreements, lease agreements and non-compete agreements. A summary of our contractual obligations as of

Loan Lauren P. Nguyen, Esq.

Securities and Exchange Commission

January 15, 2014

September 29, 2013 on a pro forma basis for the transactions described in the section entitled, “Unaudited Pro Forma Condensed Combined Financial Information” of this Prospectus, is set forth below:

	2013	2014	2015	2016	2017	Thereafter	Total
	(In Thousands)
Debt obligations(1)	$3,710	$19,302	$20,798	$24,638	$26,401	$171,976	$266,825
Non-compete payments	2	286	250	200	200	200	1,138
Modified operating lease obligations	1,339	4,206	3,538	3,241	3,200	4,177	19,701
Letters of credit	5,182	—	—	—	—	—	5,182

Total	$10,233	$23,794	$24,586	$28,079	$29,801	$176,353	$292,846

(1)	Includes principal and interest payments on the Local Media Credit Facility entered into on September 3, 2013 and the New Credit Facilities entered into on November 26, 2013 as if each had been in effect as of September 29, 2013.

Indebtedness, page 106

9.	Please provide us a copy of the Local Media Credit Facility.

Response

In response to the Staff’s comment, a copy of the Local Media Credit Facility, as amended, has been supplementally provided to the Commission.

10.	We note your discussion of the financial and other operating covenants under the Local Media Credit Facility. Please provide similar disclosure for the New Credit Facilities here.

Response

In response to the Staff’s comment, the Company has updated its disclosure on page 109 as set forth below.

The New Credit Facilities impose upon GateHouse certain financial and operating covenants, including, among others, requirements that GateHouse satisfy certain financial tests, including a minimum fixed charge coverage ratio, a maximum leverage ratio, a minimum EBITDA and a limitation on capital expenditures, and restrictions on GateHouse’s ability to incur additional debt, incur liens and encumbrances, consolidate, amalgamate or merge with any other person, dispose of assets, make certain restricted payments, engage in transactions with its affiliates, materially alter the business it conducts and taking

Loan Lauren P. Nguyen, Esq.

Securities and Exchange Commission

January 15, 2014

certain other corporate actions. As of December 29, 2013, GateHouse was in compliance with all applicable covenants and could draw on the revolving credit facility under the First Lien Credit Facility if it chose to do so.

Executive Compensation, page 170

Annual Bonus Incentives for Named Executive Officers, page 172

11.	Please discuss the specific factors the board of directors used to determine the amounts paid to each of the named executive officers as cash bonuses for 2012 performance, including the 2012 company-wide annual performance goals, the 2012 individual performance measures and the factors that led the board of directors to award Mr. Reed a bonus in excess of his target bonus amount. To the extent you believe that quantified disclosure of the goals is not required because it would result in competitive harm such that the quantification could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide us with a detailed explanation for such conclusion.

Response

In response to the Staff’s comment, the Company has revised the “Annual Bonus Incentives for Named Executive Officers” section on pages 177 to 178.

GateHouse Media Unaudited Financial Statements for the Nine Months Ended September 30, 2013

Note 13. Income Taxes, page F-78

12.	We note your disclosure that you concluded that during the nine months ended September 30, 2013, a net increase to the valuation allowance of $49,164 would be necessary to offset additional deferred tax assets. Please explain to us the underlying reason for this increase to the valuation allowance and provide more details as to how you accounted for it in the statement of operations and comprehensive income (loss).

Response

The Company informs the Staff that the primary underlying reason for the net increase in the valuation allowance of $49.2 million for the nine months ended September 29, 2013 is the Company’s operating losses for the period, which generated additional net operating losses (“NOL”). The Company determined based on the weight of all available evidence, both positive and negative, that it is more-likely-than-not that none of its NOL carryforwards will be realized. As a result, an increase in the valuation allowance was required to reserve against additional deferred tax assets resulting from the increase in the NOL carryforwards.

Loan Lauren P. Nguyen, Esq.

Securities and Exchange Commission

January 15, 2014

The net increase in the valuation allowance was accounted for as follows in the consolidated statements of operations and comprehensive loss:

	Statement of Operations		Statement of Comprehensive Loss		Total
Income tax expense	$77,007	(1),(2)	—		$77,007
Loss from discontinued operations	351		—		351
Comprehensive loss	—		(28,194	)(2),(3)	(28,194)

Total	$77,358		$(28,194)		$49,164

(1)	Includes $77.0 million related to increases in net operating loss carryforwards.
(2)	Includes $10.3 million of effects related to the termination of derivative contracts for which there were unrealized losses and associated tax effects recorded in other comprehensive income that were reclassified to loss from operations.
(3)	Includes $17.9 million deferred tax impact of changes in derivative contracts and pension and post retirement obligations for the nine months ended September 29, 2013.

Exhibit 10.32

13.	Please provide the conformed signature for the Manager.

Response

In response to the Staff’s comment, the Company has revised and refiled Exhibit 10.32 to provide the Manager’s conformed signature.

Exhibit 10.33

14.	In the list of exhibits and schedules on page vii, the form of borrowing base certificate is listed as Exhibit 1.2 to this agreement yet it is marked as Exhibit A in the agreement. Please refile the finalized and executed agreement or advise.

Response

In response to the Staff’s comment, the Company has confirmed that the version of the agreement filed as Exhibit 10.33 is the same as the executed version.

Loan Lauren P. Nguyen, Esq.

Securities and Exchange Commission

January 15, 2014

15.	In the list of exhibits and schedules on page vii, the financial condition certificate is listed as Exhibit 8.1(g) yet it is marked as Exhibit 8.1(j) in the agreement. Please refile the finalized and executed agreement or advise.

Response

In response to the Staff’s comment, the Company has confirmed that the version of the agreement filed as Exhibit 10.33 is the same as the executed version.

16.	In the list of exhibits and schedules on page vii, the commitment transfer supplement is listed as Exhibit 16.3 yet it is marked as Exhibit 17.3 in the agreement. Please refile the finalized and executed agreement or advise.

Response

In response to the Staff’s comment, the Company has confirmed that the version of the agreement filed as Exhibit 10.33 is the same as the executed version.

17.	In the list of exhibits and schedules on page vii, reference is made to a Schedule 6.17 yet no Schedule 6.17 has been provided. We also note that the list of schedules which appears immediately before the schedules in the agreement does not reference a Schedule 6.17. Please refile the finalized and executed agreement or advise.

Response

In response to the Staff’s comment, the Company has confirmed that the version of the agreement filed as Exhibit 10.33 is the same as the executed version.

Exhibit 10.34

18.	In the list of exhibits and schedules on page vii, Schedule I is titled Subsidiary Guarantors yet the list of schedules which appears immediately before the schedules in the agreement titles Schedule I as Additional Borrowers as does the schedule itself. Please refile the finalized and executed agreement or advise.

Response

In response to the Staff’s comment, the Company has confirmed that the version of the agreement filed as Exhibit 10.34 is the same as the executed version.

19.	The list of schedules appearing immediately before the schedules in the agreement does not show a Schedule III yet one has been included. Please revise or advise.

Response

In response to the Staff’s comment, the Company has confirmed that the version of the agreement filed as Exhibit 10.34 is the same as the executed version.

Loan Lauren P. Nguyen, Esq.

Securities and Exchange Commission

January 15, 2014

Exhibit 10.35

20.	We note certain bracketed language and a related footnote on page 2 of this agreement. Please revise or advise.

Response

In response to the Staff’s comment, the Company has revised and refiled Exhibit 10.35, wherein the referenced brackets and related footnote have been deleted.

* * * *

In accordance with the Staff’s request, the Company hereby acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filing; Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the foregoing response or require any additional information, please do not hesitate to contact Duane McLaughlin, counsel to the Company, at (212) 225-2106.

[Signature Page Follows]

Sincerely, /s/ Cameron D. MacDougall
Cameron D. MacDougall
Secretary

cc:	Duane McLaughlin, Esq., Cleary Gottlieb Steen & Hamilton LLP

Ada D. Sarmento, U.S. Securities and Exchange Commission